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Exhibit 2

19 March 2003

192/03—jmd

For immediate release

Announcement

In response to questions raised by the JSE Securities Exchange South Africa ("the JSE") at a meeting held on Tuesday, 18 March 2003, the company wishes to state the following:

        DRD confirms that the March quarterly results, due for release at the end of April, will be affected by the strengthening of the South African Rand against the US Dollar and, to a lesser degree, by the four-week fire at the company's 40% held ERPM gold mine. An announcement with regard to the fire was published on the JSE's Securities Exchange News Service ("SENS") on Tuesday, 4 February 2003.

The company is unaware of any other material issues, specifically any abnormal operational issues or price sensitive "illegalities' as alleged in a letter by Mrs Maryna Eloff dated 13 March 2003.

On the issue of share trading by officers of the company, it states the following:

Details of all of the trades by directors of DRD alluded to by Mrs Eloff were published on SENS within the time period stipulated by the Listings Requirements of the JSE. The company has specified closed periods, as stated in the annual report. These closed periods apply to all employees.

The trades referred to relate to the exercising of options, as part of the company's approved share option scheme, as well as the selling of shares held beneficially by some of DRD's directors.

The trades were undertaken in a personal capacity, but relate mostly to the provision of funds for the payment of provisional tax for the fiscal year of 2002/2003. All trades took place in an open period and do not relate to any operational issues.

In line with the company's share option scheme, as approved by shareholders, the company wishes to state that share options are granted to all qualifying employees, including non-executive directors, twice a year, the last allocation of which occurred in October 2002.

Queries:	Ilja Graulich, Durban Roodepoort Deep, Limited +27 11 381 7800 (office) +27 83 604 0820 (mobile)
James Duncan, Russell & Associates +27 11 880 3924 (office) +27 82 892 8052 (mobile)

This news release includes forward-looking statements that involve risks and uncertainties. Although the Company believes such statements are reasonable, it can make no assurance that such statements will prove to be correct. Such statements are subject to certain factors that may cause results to differ materially from the forward-looking statements. Such factors include the risk factors discussed in the Company's most recent Annual Report on Form 20-F filed with the US Securities and Exchange Commission, a copy of which may be obtained from the Company without charge. The Company undertakes no obligation to publicly release results of any of these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.

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